UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Fairchild Semiconductor International, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

Paul D. Delva, Esq.

Senior Vice President, General Counsel and Secretary

3030 Orchard Parkway

San Jose, California 95134

(408) 822-2000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David C. Karp, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements Item 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Fairchild Semiconductor International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 4, 2015, as amended and supplemented on December 8, 2015, December 14, 2015 and December 18, 2015 (as so amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Falcon Operations Sub, Inc. (“Acquisition Sub”), a wholly owned subsidiary of ON Semiconductor Corporation (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $.01 per share (the “Shares”), for $20.00 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

1.	Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following paragraphs after the last paragraph under the subsection entitled “Background of the Offer” as follows:

On December 28, 2015, the Company received a revised, unsolicited proposal from the Party G Group to acquire all of the outstanding common stock of the Company for $21.70 per Share in cash, subject to the completion of additional due diligence and the negotiation of definitive transaction agreements (the “Party G Group December 28 Proposal”). The Party G Group December 28 Proposal is structured as a two-step tender offer, with the tender offer conditioned, among other matters, on the following:

•	receipt of CFIUS approval;

•	receipt of certain regulatory approvals from the State Sponsor’s jurisdiction;

•	expiration of any waiting period under the HSR Act and any other pre-closing approvals or clearances required by law;

•	absence of any law, order, decree, ruling, judgment or injunction, in each case in effect immediately prior to the expiration of the offer, that restrains, enjoins or otherwise prohibits consummation of the offer or the merger (including the absence of any law, order, decree, ruling, judgment or injunction from the State Sponsor’s jurisdiction);

•	completion of a restructuring of the Company’s Taiwanese assets;

•	a requirement that certain representations with respect to the termination of the Merger Agreement and certain national security matters be true and correct in every respect (without qualification); and

•	a majority of Shares having been validly tendered and not withdrawn in accordance with the terms of the offer.

The Party G Group December 28 Proposal would require the parties to use their respective reasonable best efforts to obtain regulatory approvals and the Party G Group to use its reasonable best efforts to obtain the financing for the transaction. In obtaining regulatory approvals, the Party G Group would not be required to agree to any divestitures (or similar agreements) if such actions would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the business, product lines, or assets of the Company and its subsidiaries, taken as a whole. Under certain circumstances, failure to obtain the required antitrust or regulatory approvals would trigger the payment by the Party G Group to the Company of a $200 million reverse termination fee (other than in the case of the failure to obtain CFIUS approval but including the failure to complete the Taiwan restructuring). Failure to obtain CFIUS approval under certain circumstances would trigger the payment by the Party G Group to the Company of a $108 million reverse termination fee. The Party G Group December 28 Proposal includes a $215 million reverse termination fee that would be payable under the same circumstances as the Parent Termination Fee under the Merger Agreement.

Under the Party G Group December 28 Proposal, the Party G Group would pay to the Company the breakup fee that would be payable to ON Semiconductor under the Merger Agreement in connection with entry into a definitive agreement with the Party G Group. The Company would be required to reimburse the Party G Group for the payment of this breakup fee under certain circumstances primarily related to a change of recommendation by the Board, the acceptance of a superior proposal or an incurable or uncured material breach of the Company’s covenants under the proposed definitive agreement with the Party G Group that would result in a termination of the definitive agreement with the Party G Group.

The Party G Group December 28 Proposal does not provide for a waiver of sovereign immunity by the Party G Group and does not establish a process agent in the U.S. for the receipt of legal service in connection with the transaction (even though certain members of the Party G Group are state owned). The Party G Group December 28 Proposal includes a proposal to provide a letter of credit that would backstop the reverse termination fees (discussed above) and any final, nonappealable damages award in favor of the Company, of $300 million. In addition, the Party G Group December 28 Proposal also provides that the Company would be subject to uncapped liability for any breach of its representations with respect to certain national security matters.

In connection with the Party G Group December 28 Proposal, the Party G Group has provided a definitive, executed debt commitment letter from JPMorgan Chase Bank, N.A., Hong Kong Branch, and has reduced the time required for the Party G Group to complete its confirmatory due diligence from three weeks (as it had proposed in the Party G Group December 7 Proposal) to two weeks. The Party G Group December 28 Proposal also included a request that the Board waive any standstill obligations that would prevent the Party G Group from making a public announcement of an intention to acquire the Company or from making a cash tender offer to acquire the Company.

The Board, in consultation with its legal and financial advisors, will carefully review and consider the Party G Group December 28 Proposal. The Company remains subject to the Merger Agreement and the Board has not changed its recommendation in support of the Merger Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 29, 2015

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/s/ Paul D. Delva
Name: Title:	Paul D. Delva Senior Vice President, General Counsel and Corporate Secretary